Exhibit 14


     This section constitutes C&D's Code of Ethics as defined in item 406(b) of Regulation S-K. It applies to C&D's chief executive officer and all personnel of C&D and its subsidiaries and/or divisions serving in a finance, accounting, tax or investor relations role, including but not limited to C&D's chief financial officer, chief accounting officer and controller or persons performing similar functions. While it is recognized that no control system, no matter how well-designed and operated, can provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected, nonetheless, these individuals hold important roles in corporate governance and are expected to fulfill their responsibilities by adhering to these principles themselves and helping to ensure that a culture exists throughout the Company that promotes ethical conduct and compliance with applicable laws and regulations, and ensures the fair and timely reporting of Company financial results and condition, as well as other information required by Securities and Exchange Commission regulations.

Each individual covered by this Code of Ethics has the obligation to:

a. Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b. Produce full, fair, accurate, timely and understandable disclosure in reports and documents that C&D or its subsidiaries files with, or submits to, the Securities and Exchange Commission and in other public communications made by C&D or its subsidiaries;

c. Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of the New York Stock Exchange;

d. Promptly report any possible violation of this Code of Ethics to the Corporate Compliance Officer and/or the Chairperson of the Audit Committee or any of the persons designated from time to time by C&D's Board of Directors for such purposes; and

e. Refrain absolutely from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead C&D or its subsidiaries' independent public accountants for the purpose of rendering the financial statements of C&D or its subsidiaries misleading.

     Each individual covered by this Code of Ethics will be held accountable for his or her adherence to it. Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for the Individual, his or her supervisors and/or C&D.

     Reporting any possible violation of this Code of Ethics may be made anonymously. It is against Company policy to retaliate against any employee for good faith reporting of violations of this Code of Ethics. Questions regarding the best course of action in a particular situation should promptly be directed to the Corporate Compliance Officer. This Code of Ethics was adopted by the C&D Technologies Board of Directors on May 28, 2003.